Exhibit 99.1

Two Harbors Investment Corp. and CYS Investments, Inc.

Announce Final Exchange Ratio for Proposed Merger

New York, July 20, 2018 – Two Harbors Investment Corp. (NYSE: TWO) (“Two Harbors”) and CYS Investments, Inc. (NYSE: CYS) (“CYS”) today announced the final exchange ratio for the previously announced proposed merger between Two Harbors and CYS.

Summary

•	If the proposed merger is completed after market close on July 31, 2018, as is currently anticipated, each outstanding share of common stock of CYS (“CYS Common Stock”) will be converted into the right to receive from Two Harbors (i) 0.4680 newly issued shares of common stock of Two Harbors (“Two Harbors Common Stock”) and (ii) cash consideration of $0.0965 per share. As an illustrative example, a stockholder holding 1,000 shares of CYS Common Stock would receive 468 shares of Two Harbors Common Stock and an additional $96.50 of cash consideration.

•	No fractional shares of Two Harbors Common Stock will be issued in connection with the merger. Instead, CYS common stockholders will receive cash in lieu of any fractional shares.

•	Shares of CYS Common Stock will continue to trade on the New York Stock Exchange (“NYSE”) through the day on July 31, 2018. If the merger is completed as anticipated, trading in CYS Common Stock will cease after market close on July 31, 2018, and shares of CYS Common Stock will be converted into the right to receive Two Harbors common stock and the cash consideration prior to market open on August 1, 2018.

•	The newly issued shares of Two Harbors Common Stock will begin trading on the NYSE under the ticker symbol “TWO” on August 1, 2018.

•	Registered holders of CYS Common Stock will have their Two Harbors shares posted to new accounts at Equiniti Shareowner Services, the transfer agent for Two Harbors. Beneficial holders of CYS Common Stock will have their Two Harbors shares posted to their individual accounts at their broker or financial institution, in accordance with the policies and procedures of such broker or financial institution.

•	The proposed merger remains subject to approval by both Two Harbors and CYS stockholders. The special meeting of stockholders for Two Harbors will take place on Friday, July 27, 2018, at 9:00 a.m. Central Time, at 601 Carlson Parkway, 2nd Floor, Minnetonka, Minnesota 55305, and the special meeting of stockholders for CYS will take place on Friday, July 27, 2018, at 9:00 a.m. Eastern Time, at 50 Rowes Wharf, Boston, Massachusetts 02110.

Preferred Stock

•	Upon the completion of the merger, each share of CYS 7.75% Series A Cumulative Redeemable Preferred Stock will be converted into the right to receive one share of newly classified TWO 7.75% Series D Cumulative Redeemable Preferred Stock, and each share of CYS 7.50% Series B Cumulative Redeemable Preferred Stock will be converted into the right to receive one share of newly classified TWO 7.50% Series E Cumulative Redeemable Preferred Stock.

•	Such newly issued shares of Two Harbors preferred stock will begin trading on the NYSE under the ticker symbols “TWO PRD” and “TWO PRE” on August 1, 2018.

Exchange Ratio Determination

The exchange ratio was determined in accordance with the terms of the previously announced Agreement and Plan of Merger (the “Merger Agreement”), dated as of April 25, 2018, by and among Two Harbors, CYS and Eiger Merger Subsidiary LLC (“Merger Sub”), pursuant to which Merger Sub will merge with and into CYS, with CYS continuing as the surviving corporation (the “Merger”). As a result of the Merger, the surviving corporation will become an indirect, wholly owned subsidiary of Two Harbors.

If the Merger and the other transactions contemplated by the Merger Agreement are completed, CYS common stockholders will receive 0.4680 newly issued shares of Two Harbors Common Stock for each share of CYS Common Stock held immediately prior to the effective time of the Merger, as well as the Per Share Cash Consideration of $0.0965, as specified in the Merger Agreement. Each holder of CYS Common Stock who would otherwise have been entitled to receive a fraction of a share of Two Harbors Common Stock will be entitled to receive, in lieu thereof, cash, without interest, in an amount equal to such fractional part of a share of Two Harbors Common Stock, multiplied by the average of the volume weighted average price of one share of Two Harbors Common Stock for the five consecutive trading days immediately prior to the date of closing of the Merger, as reported by Bloomberg L.P.

The number of shares of Two Harbors common stock to be issued in the Merger is based on an exchange ratio determined by dividing (i) CYS adjusted book value per share, multiplied by 96.75%, by (ii) Two Harbors adjusted book value per share, multiplied by 94.20%, each as calculated at a time and pursuant to certain calculation principles set forth in the Merger Agreement. As defined in the Merger Agreement, adjusted book value per share for each company means (i) such company’s total consolidated common stockholders’ equity after giving pro forma effect to any dividends or other distributions for which the record date is after the exchange ratio determination date (which was June 30, 2018) but prior to the closing of the Merger and as modified for potential transaction-related adjustments, divided by (ii) each respective company’s number of shares of common stock issued and outstanding, including shares issuable upon the vesting of restricted stock. The calculation is shown in more detail below.

(in thousands except share and per share amounts)	Two Harbors	CYS
Total consolidated stockholders’ equity	$3,480,245	$1,388,369
Adjustments(1)	(754,039)	(287,846)

Adjusted book value	$2,726,206	$1,100,523
Shares of common stock	175,470,398	155,440,829
Adjusted book value per share(2)	$15.54	$7.08

(1)	Reflects, (a) for Two Harbors, deduction of (i) $726.3 million for the total pre-Merger Two Harbors preferred stock liquidation preference and (ii) $27.8 million for additional dividends or other distributions on shares of Two Harbors Common Stock that are declared or are anticipated to be declared for which the record date is or will be prior to the effective time of the Merger and (b) for CYS, an addition of $6.4 million for certain CYS transaction-related expenses and a deduction of (i) $275.0 million for the total CYS preferred stock liquidation preference, (ii) $14.1 million for additional dividends or other distributions on shares of CYS Common Stock that are declared or are anticipated to be declared for which the record date is or will be prior to the effective time of the Merger and (iii) $5.1 million for an asset adjustment.
(2)	Two Harbors book value per share as of June 30, 2018 was $15.69 prior to merger-related adjustments of $27.8 million. CYS book value per share as of June 30, 2018 was $7.16 prior to merger-related adjustments of $12.8 million.

Exchange Ratio

$6.85 / $14.64 = 0.4680

The final exchange ratio is based on the actual book values of Two Harbors and CYS as of the determination date of June 30, 2018, pursuant to the Merger Agreement. The previously announced illustrative exchange ratio of 0.4872 was based on the adjusted book value per share of Two Harbors and CYS as of March 31, 2018 and was set out for illustrative purposes only in the joint proxy statement/prospectus, dated June 25, 2018, that was filed by Two Harbors with the Securities and Exchange Commission (“SEC”) and previously distributed to the parties’ respective stockholders. The total consideration to CYS common stockholders represents a 5.8% premium to the CYS adjusted book value per share.

Based on the number of shares of CYS Common Stock outstanding on June 22, 2018, the record date for the special meetings of stockholders of CYS and Two Harbors, and the 0.4680 exchange ratio described above, approximately 72.7 million shares of Two Harbors Common Stock will be issued in connection with the Merger. Further, based on these assumptions, after giving effect to the Merger, continuing Two Harbors common stockholders will own approximately 71% of the common equity of the combined company, and former CYS common stockholders will own approximately 29% of the common equity of the combined company.

In addition, as part of the Merger, each share of 7.75% Series A Cumulative Redeemable Preferred Stock, par value $0.01 per share, of CYS will be converted into the right to receive one share of newly classified 7.75% Series D Cumulative Redeemable Preferred Stock, par value $0.01 per share, of Two Harbors, and each share of 7.50% Series B Cumulative Redeemable Preferred Stock, par value $0.01 per share, of CYS will be converted into the right to receive one share of newly classified 7.50% Series E Cumulative Redeemable Preferred Stock, par value $0.01 per share, of Two Harbors.

A special meeting of stockholders of Two Harbors will be held on July 27, 2018 at 9:00 a.m., Central Time, at 601 Carlson Parkway, 2nd Floor, Minnetonka, Minnesota 55305, at which the Two Harbors common stockholders will be asked to approve the issuance of shares of Two Harbors Common Stock to CYS common stockholders pursuant to the Merger Agreement.

A special meeting of stockholders of CYS will be held on July 27, 2018 at 9:00 a.m., Eastern Time, at 50 Rowes Wharf, Boston, Massachusetts 02110, at which the CYS common stockholders will be asked to approve the Merger and the other transactions contemplated by the Merger Agreement.

The Merger Agreement has been approved by both companies’ boards of directors. The completion of the Merger is subject to the satisfaction of certain customary conditions, including approval of the common stockholders of both Two Harbors and CYS. The companies expect the transaction to close on July 31, 2018.

About Two Harbors Investment Corp.

Two Harbors Investment Corp., a Maryland corporation, is a real estate investment trust that invests in residential mortgage-backed securities, mortgage servicing rights and other financial assets. Two Harbors is headquartered in New York, New York, and is externally managed and advised by PRCM Advisers LLC, a wholly owned subsidiary of Pine River Capital Management L.P. Additional information is available at www.twoharborsinvestment.com.

About CYS Investments, Inc.

CYS Investments, Inc., a Maryland corporation, is a specialty finance company that invests on a leveraged basis primarily in residential mortgage pass-through certificates for which the principal and interest payments are guaranteed by Fannie Mae, Freddie Mac or Ginnie Mae. CYS refers to these securities as Agency RMBS. CYS has elected to be taxed as a real estate investment trust for federal income tax purposes.

Forward-Looking Statements

This press release may contain “forward-looking statements”. Such statements are subject to numerous assumptions, risks, and uncertainties. Statements that do not describe historical or current facts, including statements about beliefs and expectations, are forward-looking statements. The forward-looking statements are intended to be subject to the safe harbor provided by Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, and the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included in this communication that address activities, events or developments that Two Harbors or CYS expects, believes or anticipates will or may occur in the future are forward-looking statements. Words such as “project,” “predict,” “believe,” “expect,” “anticipate,” “potential,” “create,” “estimate,” “plan,” “continue,” “intend,” “could,” “foresee,” “should,” “may,” “will,” “guidance,” “look,” “outlook,” “goal,” “future,” “assume,” “forecast,” “build,” “focus,” “work,” or the negative of such terms or other variations thereof and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. However, the absence of these words does not mean that the statements are not forward-looking. These forward-looking statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Two Harbors’ and CYS’s ability to predict results or the actual effect of future events, actions, plans or strategies is inherently uncertain. Although Two Harbors and CYS believe the expectations reflected in any forward-looking statements are based on reasonable assumptions, the companies can give no assurance that our expectations will be attained and therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements.

There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication, including those related to the merger between Two Harbors and CYS. All such factors are difficult to predict and are beyond the control of Two Harbors and CYS, including those detailed in Two Harbors’ annual reports on Form 10-K, quarterly reports on Form 10-Q and periodic reports on Form 8-K that are available on Two Harbors’ website at http://www.twoharborsinvestment.com and on the SEC’s website at http://www.sec.gov, those detailed in CYS’s annual reports on Form 10-K, quarterly reports on Form 10-Q and periodic reports on Form 8-K that are available on its website at http://www.cysinv.com and on the SEC’s website at http://www.sec.gov, and those detailed in the section entitled “Risk Factors” in the joint proxy statement/prospectus relating to the Merger filed with the SEC on June 25, 2018.

Each of the forward-looking statements of Two Harbors or CYS are based on assumptions that Two Harbors or CYS, as applicable, believes to be reasonable but that may not prove to be accurate. Any forward-looking statement speaks only as of the date on which such statement is made, and neither Two Harbors nor CYS undertakes any obligation to correct or update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by applicable law. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

Certain Information Regarding Participants in the Solicitation

Two Harbors, CYS and their respective directors, executive officers and certain other members of management and employees of Two Harbors and CYS may be deemed to be “participants” in the solicitation of proxies from the stockholders of Two Harbors and CYS in connection with the Merger. Stockholders can find information about Two Harbors and its directors and executive officers and their ownership of common stock of Two Harbors in Two Harbors’ annual report on Form 10-K for the fiscal year ended December 31, 2017, in its definitive proxy statement relating to its 2018 annual meeting of stockholders filed with the SEC on March 29, 2018 and in its Current Report on Form 8-K filed on April 26, 2018. Stockholders can find information about CYS and its directors and executive officers and their ownership of common stock of CYS in CYS’s annual report on Form 10-K for the fiscal year ended December 31, 2017, in its definitive proxy statement relating to its 2018 annual meeting of stockholders filed with the SEC on March 29, 2018 and in its Current Report on Form 8-K filed on April 26, 2018. Additional information regarding the interests of such individuals in the Merger is included in the joint proxy statement/prospectus relating to the Merger filed with the SEC on June 25, 2018. Free copies of these documents may be obtained as described in the preceding paragraph.

Additional Information about the Proposed Transaction and Where to Find It

This communication relates to the proposed transaction pursuant to the terms of the Merger Agreement.

In connection with the proposed Merger, Two Harbors has filed with the SEC a registration statement on Form S-4 (which registration statement has been declared effective) that includes a joint proxy statement of Two Harbors and CYS that also constitutes a prospectus. Two Harbors and CYS also plan to file other relevant documents with the SEC regarding the proposed transaction. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the joint proxy statement/prospectus and other relevant documents (if and when they become available) filed by Two Harbors and CYS with the SEC at the SEC’s website at www.sec.gov. Copies of documents filed with the SEC by Two Harbors will be made available free of charge on Two Harbors’ website at http://www.twoharborsinvestment.com or by directing a request to: Two Harbors Investment Corp., 575 Lexington Avenue, Suite 2930, New York, NY 10022, Attention: Investor Relations. Copies of documents filed with the SEC by CYS will be made available free of charge on CYS’s website at http://www.cysinv.com or by directing a request to: CYS Investments, Inc., 500 Totten Pond Road, 6th Floor, Waltham, MA 02451, Attention: Richard E. Cleary.

No Offer or Solicitation

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Contacts

Two Harbors Investment Corp.

Margaret Field, 212-364-3663

Investor Relations

margaret.field@twoharborsinvestment.com

or

CYS Investments, Inc.

Richard E. Cleary, 617-639-0440

Chief Operating Officer

ir@cysinv.com